EXHIBIT 12
CATERPILLAR INC. AND CONSOLIDATED SUBSIDIARIES COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES (Millions of dollars)
	Nine Months Ended September 30, 2009	Years Ended December 31,
		2008	2007	2006	2005	2004
Earnings (1)	$441	$4,501	$4,990	$4,890	$3,910	$2,714
Plus: Interest expense	1,108	1,427	1,420	1,297	1,028	754
One-third of rental expense (2)	100	133	119	105	85	74
Adjusted Earnings	1,649	6,061	6,529	6,292	5,023	3,542

Fixed charges:
Interest expense (3)	1,108	1,427	1,420	1,297	1,028	754
Capitalized interest	18	27	15	10	11	8
One-third of rental expense (2)	100	133	119	105	85	74
Total fixed charges	$1,226	$1,587	$1,554	$1,412	$1,124	$836

Ratio of earnings to fixed charges	1.3	3.8	4.2	4.5	4.5	4.2

(1)	Consolidated profit before taxes
(2)	Considered to be representative of interest factor in rental expense
(3)	Does not include interest on income taxes and other non-third-party indebtedness